

January 22, 2014

Via E-mail
Bruce D. Smith
Chief Financial Officer
Citi Trends, Inc.
104 Coleman Boulevard
Savannah, Georgia 31408

>    **Re:    Citi Trends, Inc.**
>            **Form 10-K for Fiscal Year Ended February 2, 2013**
>            **Filed April 17, 2013**
>            **File No. 000-51315**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 2, 2013

General

1.    The Current Fiscal Year End field in the Company Data section of EDGAR is blank.  Please revise it to reflect your fiscal year end.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-6

2.    You have a separate line item on the face of your statement of operations for depreciation and amortization.  Please revise your footnote disclosure in future filings to clarify whether or not you allocate a portion of your depreciation and amortization to cost of sales.  If you do not allocate a portion to cost of sales, please remove the gross profit subtotal from your future filings and relabel the cost of sales line item throughout the

filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure.

Note 2. Summary of Significant Accounting Policies
(j) Cost of Sales, page F-10

3.     For the costs associated with your distribution center that are excluded from cost of sales, please tell us the related amounts for each period presented and explain how you concluded that these amounts were not directly or indirectly incurred in bringing an article to its existing condition and location – the store from which it will be sold. Refer to ASC 330-10-30-1. In future filings, please also disclose the amounts of distribution costs excluded from cost of sales in each period presented, if material. Please provide us your proposed disclosure.

(q) Business Reporting Segments, page F-11

4.     On page 4, you disclose your merchandise assortment by classification. In future filings, please similarly disclose in your segment footnote your revenues from external customers by merchandise classification. Refer to ASC 280-10-50-40. Please provide us your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bruce D. Smith
Citi Trends, Inc.
January 22, 2014
Page 3

You may contact Suying Li at (202) 551-3335 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining